EFFECTIVE DATE OF APPOINTMENT OF THREE NON-EXECUTIVE DIRECTORS

Johannesburg, May 9, 2014: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (JSE, TSX and NYSE MKT: ATL) refers Shareholders to the announcement dated Tuesday, May 6, 2014, and are advised that the effective date of the appointment of the three new members Mr Andile Mabizela, Ms Bongiwe Ntuli and Mr Colin Clarke to the Company’s Board as Non-executive Directors is May 6, 2014.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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